# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ArriVent BioPharma, Inc., CIK 0001868279
CUSIP: 0472N1020
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 18 Campus Boulevard, Suite 100, Newtown Square, Pennsylvania (PA), 19073
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000950170-25-021707
Filed by CIK 0001388325

## Reporting persons
- Novo Holdings A/S: type of reporting person: corporation (CO); citizenship or place of organization: Denmark (G7); sole voting power 1,872,142; shared voting power 0; sole dispositive power 1,872,142; shared dispositive power 0; aggregate amount beneficially owned 1,872,142 (4.9% of the class)

## Item 1. Issuer
Name of issuer: ArriVent BioPharma, Inc.
Address of issuer's principal executive offices: 18 Campus Boulevard, Suite 100, Newtown Square, PA, 19073.

## Item 2. Person Filing
Name of person filing: Novo Holdings A/S, a Danish corporation, is an investment firm focused on life sciences and finance that is wholly owned by Novo Nordisk Foundation (the "Foundation"), a Danish commercial foundation. Novo Holdings A/S is the holding company in the group of Novo companies, currently comprised of Novo Nordisk A/S and Novozymes A/S (also known as Novonesis A/S), and is responsible for managing the Foundation's assets, including its financial assets. Based on the governance structure of Novo Holdings A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo Holdings A/S.
Address of principal business office or, if none, residence:
Tuborg Havnevej 19
2900 Hellerup, Denmark
Citizenship: Denmark

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,872,142
Percent of class: 4.99%
Sole power to vote or to direct the vote: 1,872,142
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,872,142
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Novo Holdings A/S: Barbara Fiorini, Barbara Fiorini, General Counsel, Finance & Operations (08/14/2025)